

Executive Summary

Slobbr is a multifaceted mobile & web platform created by, and for, passionate dog people.

Slobbr simplifies the way you live life with your dog; from exploring your own neighborhood to venturing out on the road, or just sniffing out the best dog-friendly watering holes.

What's more, every time you use the Slobbr App and check in, Slobbr donates a half-cup of kibble to a pre-selected rescue or shelter.

Slobbr is revolutionizing living life with your dog while providing you an easy opportunity to help shelter pups in need.

Do You Slobbr?



The Opportunity

- 54.4 Million households in the US have a dog
  - With 75% of Americans in their 30's living with dogs
  - 1 in 3 households travel with their dogs on family vacations
- $62 Billion Annual Spend within the US Pet Industry in 2016
  - With a conservative average annual spend of $2,300 per dog
- Slobbr has strategically identified the top 20 dog-friendly markets, where roughly 10 million dogs reside







Pet Industry Trends
4%
Pet retail industry is expecting to maintain strong growth at an annual rate of 4%
– IBISWorld Industry Report 2013
3.5%
Pet products and services profit margins are projected to increase by 3.5%
– IBISWorld Industry Report 2013
62%
of US households own a pet
– IBISWorld Industry Report 2013

30% Increase in Spend From 2010 - 2016
Total U.S. Pet Industry Expenditures
70
52.5
35
17.5
0
% Increase
Spend in Billions
2010
2011
2012
2013
2014
2015
2016
Source: 2015-2016 APPA National Pet Owners Survey

Slobbr
Live Life With Your Dog

Market Timing





dog

All Images News Videos Shopping More Settings Tools

About 1,430,000,000 results (0.60 seconds)

dog friendly

All Maps News Images Shopping More Settings Tools

About 14,500,000 results (0.53 seconds)



dogsofinstagram Following

4,457 posts 3.5m followers 57 following

Dogs of Instagram Bringing together the dogs of Instagram Enjoy the cuteness! Send us a pic, sign up for our newsletter + more via the link below:
www.doiandco.com



Manny The Frenchie

1,756,080 people like this

The New York Times

N.Y. / REGION

New York Senate Votes for Bill Allowing Dogs in Outdoor Dining Areas

By BENJAMIN MUELLER MAY 14, 2015

A brush of terrier fur
coffee. A nudge from
piled high with croiss
dropped bits of omele



Rover raises $40 million Series E for doggy Airbnb

The network of pet sitters and dog walkers has nearly doubled its total venture capital raised

Like 2 Tweet Share 28

Technology trends and news by Ronny Kerr
October 3, 2016 | Comments
vator.tv/n/4771



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Pet Food Maker Mars Spends $117 Million to Acquire Whistle's 'Fitbit for Dogs'

by Olivia Zaleski
April 1, 2016, 3:57 PM EDT

SLOBBR
Live Life With Your Dog

Differentiating Factors

- Co-founders have over 10 years experience in the dog industry and 12 years in technology development

- Through extensive interviews, surveys and focus groups (as well as being dog parents themselves), the Operations team understands the needs of dog parents and has created a platform within Slobbr to address these needs by providing flawless information on dog friendly places, services, and accommodations

- Slobbr is dedicated to raising both awareness and funds for rescue and shelter organizations through our check-in component as well as through sponsorships, givebacks and events, such as our marquee event, Rescue to Runway





Our Partners





wallythewelshcorgi
1,095 posts
102K followers
353 following
knoxandbear
764 posts
69.7K followers
3,599 following
wontonsoup_the_peke
499 posts
52.2K followers
538 following
Follow

Since a 2016 Fall Beta Launch, Slobbr has identified and partnered with a number of reputable national and regional organizations in a wide variety of ways from in-app features, promotions, events and more.

Additionally, Slobbr has a full social ambassador program working with over 30 pet social "stars."

These partners have a cross platform audience of millions of dog loving subscribers, which Slobbr has actively begun engaging with.



Live Life With Your Dog

Revenue Models

Accommodations & Reservation Tie-ins





SLOBBR PLACES
Location
List
Showing Places within a 1 mile radius of 10023
HomeAway
Showing Places within a 1 mile radius of current location
$275/night
Book Now
$325/night
$295/night
Favorite

Need to better define 3 Revenue Streams:

1. Accommodations (Hotels & Restaurants)
2. Advertising (pins and skins)
3. Concierge pilot

New Screen Shots when testflight is released



Branded Location Icons

SLOBBR PLACES
SELECT PLACE CATEGORY
Bars & Restaurants
Hotel
Services
Beach
Hiking
Park
Spot Canine Club
Vet
Shake Shack
Check-in
USE MY LOCATION

FILTER
Search
Breed
Activity Level
Sociability
Size
Fetch
Home
Find Places
Favorite Places
Videos
Find Pals
Schedule play dates
Your Pack
Notifications
Settings
Logout
HALO
FRIENDS HERE NOW
YOUR PACK

Live Life With Your Dog



The Investment

Technology
- iOS Version 3.0 - 5.0
- Android Version 1.0 - 3.0
- Website Upgrade
- Travel Accommodation Features/Integration
- Nationwide coverage

entation
ration

Need to Update Tech Roadmap

Marketing
- Analytics Tools
- Social Media Buys
- sWag
- Ambassador Engagement
- In-Market Events
- Partnership COA

New Market Acquisition
- In-Market Vistis
- Partnership COA in New Markets

Administrative
- Salaries
- Office Space
- Legal
- Part Time Admin Staff
- Part Time Social Media, Content and Event Person

$100k - 400K Investment



SLOBBR
Live Life With Your Dog

The Team



Michelle Fournier - Alpha Dog
With more than 10 years in the dog business, first as an owner/operator of two "Best of Boston" award-winning boutiques, and now as Alpha Dog at Slobbr, Michelle knows the in's and out's of the dog industry and truly understands the needs/wants of dog owners. Having long worked to support rescue organizations by fundraising, Michelle is also Co-Producer of one of Boston's premier animal fundraising events, Rescue to Runway.



Jonathan Lagasse – Top Dog & Tech Lead
With 15 years and counting in the tech and marketing space, Jonathan brings with him a wealth of hands-on experience and knowledge. It also doesn't hurt that Jonathan loves dogs and has been living life with his dogs (the hard way; aka pre-Slobbr) for the last 6 years!



Jenna Donleavy – Pack Leader
Jenna has extensive experience in both the marketing and PR world. Her expertise lies in developing a solid social network in all current social media outlets, while harboring an innate ability to use the web to drive online visibility and generate leads resulting in new business growth both on her personal account, (tops 60K followers) as well as Slobbr's (rising to 20K).



Contacts

Contact:
Michelle Fournier
Alpha Dog
Slobbr, llc
Email: michelle@slobbr.com
Mobile: 617-312-4344

Contact:
Jonathan Lagasse
Top Dog
Slobbr, llc
Email: jonathan@slobbr.com
Mobile: 516-661-5435





Appendix

Total U.S. Pet Industry Expenditures

Year	Billions of dollars
2016	$62.75 Estimated
2015	$60.28 Actual
2014	$58.04
2013	$55.72
2012	$53.33
2011	$50.96
2010	$48.35
2009	$45.53
2008	$43.2
2007	$41.2
2006	$38.5
2005	$36.3
2004	$34.4
2003	$32.4
2002	$29.6
2001	$28.5
1998	$23
1996	$21
1994	$17

Actual Sales within the U.S. Market in 2015

In 2015, $60.28 billion was spent on our pets in the U.S.

Breakdown:

Food	$23.05 billion
Supplies/OTC Medicine	$14.28 billion
Vet Care	$15.42 billion
Live animal purchases	$2.12 billion
Pet Services: grooming & boarding	$5.41 billion

Estimated 2016 Sales within the U.S. Market

For 2016, it *estimated* that $62.75 billion will be spent on our pets in the U.S.

Estimated Breakdown:

Food	$24.01 billion
Supplies/OTC Medicine	$14.98 billion
Vet Care	$15.92 billion
Live animal purchases	$2.11 billion
Other Services	$5.73 billion



SLOBBR
Live Life With Your Dog

Source: http://americanpetproducts.org/press_industrytrends.asp